Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended	Fiscal Year Ended April 30,
	July 31, 2010	2010	2009	2008	2007	2006
Earnings
Income from continuing operations	$1,986	$4,001	$10,713	$15,063	$14,217	$11,142
Add:
Combined fixed charges and preferred distributions (see below)	17,355	71,478	72,027	66,317	60,866	53,070
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	24	(22)	40	136	26	(484)
Interest capitalized	0	0	(912)	(506)	(69)	(21)
Preferred distributions	(593)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$18,772	$73,085	$79,496	$78,638	$72,668	$61,335

Fixed charges
Interest expensed	$16,762	$69,106	$68,743	$63,439	$58,425	$50,677
Interest capitalized	24	19	912	506	69	21
Total Fixed charges	$16,786	$69,125	$69,655	$63,945	$58,494	$50,698
Preferred distributions	593	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$17,379	$71,497	$72,027	$66,317	$60,866	$53,070

Ratio of earnings to fixed charges	1.12	1.06	1.14	1.23	1.24	1.21
Ratio of earnings to combined fixed charges and preferred distributions	1.08	1.02	1.10	1.19	1.19	1.16